Exhibit 99.1

Sundial Reports First Quarter 2021 Financial and Operational Results

First positive quarterly earnings from operations in the Company's history

CALGARY, AB, May 11, 2021 /CNW/ - Sundial Growers Inc. (NASDAQ: SNDL) ("Sundial" or the "Company") reported its financial and operational results for the first quarter ended March 31, 2021. All financial information in this press release is reported in millions of Canadian dollars and represents results from continuing operations, unless otherwise indicated.

FIRST QUARTER 2021 FINANCIAL AND OPERATIONAL HIGHLIGHTS

  Earnings from operations of $1.7 million compared to a loss from operations of $32.7 million in the prior quarter.
  Net loss of $134.4 million as a result of $130.0 million of non-cash amounts reflecting the impact of share price volatility on accounting valuation of derivative warrants.
  Achieved first quarter of positive adjusted EBIDTA in Sundial's history, at $3.3 million compared to an adjusted EBIDTA loss of $5.6 million in the prior quarter.
  $969.5 million unrestricted cash, marketable securities and long-term investments on hand at March 31, 2021 and $1.08 billion at May 7, 2021 with no outstanding debt.
  Investment balance of $96.0 million at March 31, 2021 in cannabis-related loans and marketable securities generated income of $15.7 million for the quarter.
  Gross cannabis revenue was $11.7 million, a decrease of 30% from the prior quarter.
  Subsequent to the quarter end, announced an agreement to acquire Inner Spirit Holdings and Spiritleaf retail cannabis network.

"We are pleased to announce Sundial's first-ever quarter with positive earnings from operations and adjusted EBITDA," said Zach George, Chief Executive Officer of Sundial. "This result reflects our continued efforts to build a platform targeting attractive capital deployment opportunities while we focus on the continued improvement of our cultivation practices in an immature and rapidly changing industry. The sustained decline in Canadian cannabis flower pricing has prompted Sundial to liquidate certain inventory in the first quarter and we are now limiting the offering of discount products in markets where we view the economics as neither attractive nor sustainable. We do not plan to pursue top line advancement without profitability nor the maintenance of market share at any and all cost. We have made progress in improving our cultivation outcomes and we continue to focus on best practices to deliver great results in potency, yield and terpenes, but our work is far from complete. Our brand promise to consumers is fundamental to our strategy, and we refuse to compromise on product quality and consumer expectations. Operational improvements and capital deployment remain top priorities. I am pleased with our investment track record, which began with our internal program and is evolving to include partnership with third party capital. Our strong financial position, unique cultivation facility and focus on premium inhalables have positioned us for improved performance in the second half of 2021 and beyond."

"COVID-19 continues to significantly affect Canadians and economies around the world as a third wave has impacted the way we are conducting our lives and the way we operate our business," added Mr. George. "We continue to maintain our focus on keeping our employees safe and adjusting to market demands. Sundial remains confident that we have the right team, a strong balance sheet, and a world-class facility that will allow us to get through the pandemic, while focusing on growth and doing the right thing for our employees and consumers."

FIRST QUARTER 2021 KEY FINANCIAL METRICS

	Gross Revenue	Net Revenue	Gross Margin (1)	Net Loss	Adj. EBITDA
Reported	11,748	9,891	(1,554)	(134,445)	3,327
% Change Q4 2020	-30%	-29%	-148%	-110%	159%
% Change Q1 2020	-29%	-29%	-411%	-254%	129%
(1) Gross margin before inventory impairment and fair value adjustments

FIRST QUARTER 2021 BUSINESS & OPERATIONAL RESULTS

While the first quarter of 2021 was challenged by industry dynamics and continued price compression, Sundial's ability to consistently deliver high-quality inhalables will continue to be a key component of the Company's strategy. Sundial remains focused and committed to its cultivation and processing activities and the improvement of its cultivation outcomes. Revenue declines in the first quarter were the result of the continued growth of the discount segment, inventory monetization strategies through Sundial's Grasslands brand and slower industry sales driven by seasonality and COVID-19 restrictions.

  Sundial continued to invest in its evolving library of strains, utilization of data insights and continuous improvement in the Olds facility to achieve higher potency and more consistent quality metrics. Sundial received its first laboratory results for its new extended library of genetics and will prioritize the strains with higher THC potency results. The Company plans to commercialize these new strains in Q4 2021.
  Following the cultivation restructuring efforts commenced in mid-2020, potency and quality metrics have continued to be a focus in 2021. In February 2021, Sundial harvested its highest potency flower since the Olds facility's inception with Top Leaf's LA Kush Cake initial lots producing potency in excess of 28% THC. The product has seen strong velocity in sales during the first quarter with some stores selling out in two days. Sundial has seen higher potency, yields and terpenes through the first quarter, increasing its average potency results by approximately 15%, year over year.
  Sundial's commitment to premium products remains steadfast, and the Company will become more selective and limit accessibility of its discount segment products to select customers, where the economics are attractive. The price dynamics of the discount segment are not sustainable for Sundial's portfolio and assets. The Company will focus on its most profitable and higher margin SKUs, while continuing to further simplify its supply chain and rationalize SKUs across all brands and formats to help better position and optimize its products.
  Sundial continues to work on research and development and a purposeful and robust innovation pipeline focused on inhalable products. Sundial launched two concentrates SKUs in the first quarter of 2021 and the Company implemented an approach targeted on the most profitable segments of its portfolio including Sundial's new partnerships with Simply Solventless Concentrates Ltd. and Stigma Grow, in the development of additional concentrates offerings.
  While continuing to focus on branded sales, Sundial has seen an increased sales trend in the wholesale market due to its focus on cultivation excellence and other licensed producers divesting from cultivation practices.
  Sundial's cultivation and production costs were reduced to an average of $4 million per month in the first quarter 2021 from $10 million per month in the first quarter of 2020 through efficiencies and cost reduction initiatives. Cultivation and production costs have stabilized through the first quarter of 2021.
  Sundial's facility in Olds amended its licence for standard processing authorizing the activity of sale for cannabis extract, cannabis topical and edible cannabis products, in addition to the previously granted licences for standard cultivation and for sale for medical purposes.

GROSS MARGIN BEFORE FAIR VALUE ADJUSTMENTS
Adjusted gross margin before inventory impairment and fair value adjustments for the three months ended March 31, 2021 was negative $1.6 million, compared to $3.2 million for the previous quarter as a result of industry wide price compression and increased operating costs of Sundial's premium facility. The Company is focused on improvement of gross margins through an emphasis on margin accretive strains and SKUs, and better cultivation outcomes.

NET REVENUE
Net revenue from branded cannabis products declined in the first quarter to $7.2 million from $11.4 million in the previous quarter. Sales were impacted by provincial boards reducing inventory levels, retail market conditions and continued price compression across the industry and Sundial's portfolio. These market dynamics impacted all of Sundial's formats and brands in the first quarter. Revenue from licensed producer sales was $2.7 million compared to $2.4 million in the previous quarter.

GROSS SELLING PRICE
Average gross selling price per gram equivalent of branded products, net of provisions, was $3.15 per gram in the first quarter of 2021, compared to $4.14 per gram in the prior quarter. The decrease in the average gross selling price on branded products is a result of industry price compression.

REVENUE BY FORMATS
In the first quarter of 2021 gross revenue from Sundial's formats was:

  Vape Cartridges: Gross revenue from vape cartridge sales was $1.4 million in the first quarter of 2021 compared to $4.3 million in the prior quarter.
  Dried Flower: Gross revenue from dried flower sales was $9.7 million in the first quarter of 2021 compared to $11.9 million in the prior quarter.
  Oil: Gross revenue from oil sales were $181 thousand compared to $317 thousand in the prior quarter.
  Concentrates: Gross revenue from concentrates sales was $504 thousand in the first quarter of 2021 compared to $42 thousand in the prior quarter, due to concentrates being launched towards the end of the prior quarter.

REVENUE BY BRANDS
In the first quarter of 2021 gross revenue from Sundial's brands was:

  Top Leaf: Gross revenue from Top Leaf sales was $1.9 million in the first quarter of 2021 compared to $4.1 million in the prior quarter.
  Sundial: Gross revenue from Sundial sales was $2.9 million in the first quarter of 2021 compared to $4.2 million in the prior quarter.
  Grasslands: Gross revenue from Grassland sales was $3.5 million in the first quarter of 2021 compared to $3.9 million in the prior quarter.
  Palmetto: Gross revenue from Palmetto sales was $750 thousand in the first quarter of 2021 compared to $1.9 million in the prior quarter.

KILOGRAMS SOLD
The Company sold 3,989 kilogram equivalents of cannabis in the first quarter of 2021, a 45% decrease over the previous quarter sales of 7,247 kilogram equivalents. The fourth quarter 2020 included wholesale discounted sales of 3,758 kilograms primarily related to a single transaction related to inventory monetization. Sundial shipped a record number of kilograms in March 2021, with more than 1,500 kilograms.

INVESTMENT REVENUE
The first quarter of 2021 was a transitional period for Sundial and the Company has re-aligned its business into two segments for operational and reporting purposes: one being Cannabis Operations and the other being Investments. The Company realized $2.8 million of interest and fee revenue from long term loans to third parties, and $12.9 million in realized and unrealized gains from investments in marketable securities. This income has been classified as income from operations as Sundial intends to continue to deploy significant capital targeting a portfolio of asymmetrically enhanced risk-return opportunities in the cannabis industry to provide exposure to a portfolio of attractive debt, equity and hybrid investments.

SALES, MARKETING AND GENERAL AND ADMINISTRATIVE EXPENSES
SMG&A costs decreased by 9% from $8.8 million to $8.0 million in the first quarter of 2021 when compared to the prior quarter. In addition, SMG&A costs were reduced by 35% in the first quarter of 2021 compared to the first quarter of 2020. Sundial is fully committed to investing in its brands, and as a result, Sundial has increased its investment in its sales team across Canada in order to accelerate distribution and customer acquisition.

NET LOSS
Net loss for the three months ended March 31, 2021 was $134.4 million compared to a net loss of $64.1 million in the previous quarter. Net earnings were positively impacted by $15.7 million in investment gains and income, which are subject to quarterly variability dependent on the Company's investment activities, deployment of capital and market conditions. The net loss was negatively impacted by fair value adjustments of $129.9 million under IFRS on the warrant component attached to the units issued during the quarter in registered direct offerings. The fair value adjustment on derivative warrants results from the exercise prices of the warrants being denominated in $US whereas Sundial's functional and reporting currency is the Canadian dollar. There was no cash impact on net loss resulting from these valuation adjustments and there will be no cash payments on the derivative warrants reported on Sundial's balance sheet.

For clarity, Management estimates that as of May 10, 2021 the fair value of the outstanding derivative warrants would decrease by approximately $34 million due to market conditions resulting in a non-cash gain of the same amount.

ADJUSTED EBITDA
Adjusted EBITDA from continuing operations was $3.3 million for the three months ended March 31, 2021 compared to a loss of $5.6 million from the in the prior quarter. The significant increase was mainly due to realized investment gains and income from the Company's strategic cannabis-related portfolio investments and these will be a core part of Sundial's operations moving forward.

LIQUIDITY AND CAPITAL RESOURCES

During the first quarter of 2021, Sundial issued 857 million common shares pursuant to at-the-market equity programs, registered direct offerings, and warrant exercises for total cash proceeds of $854.4 million. Subsequent to the quarter end, the Company issued 85 million shares through an at-the-market equity program for total proceeds of $97.7 million.

At the end of the first quarter of 2021, the Company had deployed a portion of the capital raised into several cannabis-related investments totaling $96.0 million. These investments generated $15.7 million in interest income and fees as well as realized and unrealized gains on marketable securities in the first quarter of 2021 and an additional $3.3 million of realized interest and gains on marketable securities in the second quarter up to May 7, 2021. Further unrealized gains will be marked to market at the next period end. The Company remained debt free during and subsequent to the first quarter of 2021.

Asset value per share at March 31, 2021, including cash, loans, marketable securities and the Olds facility at net book value was approximately $1.08 billion or $0.61 per share.

As of May 7, 2021, the Company had an unrestricted cash balance of approximately $752.7 million and total common shares outstanding of 1.86 billion.

Sundial continues to strategically deploy its capital with a focus on maximizing cash flows and shareholder value.

  On February 22, Sundial invested $22 million in Indiva Ltd. debt and equity.
  On April 23, 2021, the Company invested $188 million in SunStream Opportunities LP.
  On May 4, 2021, Sundial announced it had acquired 10.1% of the issued outstanding common shares of The Valens Company Inc.
  On May 5, 2021, Sundial announced that it entered into an arrangement agreement pursuant to which the Company will acquire all of the issued and outstanding common shares of Inner Spirit Holdings and Spiritleaf retail cannabis network for total consideration of approximately $131 million, subject to regulatory approvals.

STRATEGIC AND ORGANIZATIONAL UPDATE

Sundial remains focused on building long-term shareholder value through the accretive deployment of cash resources and on sustainable profitability based on its streamlined and right-sized operating structure, and its enhanced offering of high-quality brands.

CULTIVATION

  The Company continues to develop new high potency strains that provide consistent quality metrics. Sundial will evaluate research and development opportunities for economic and effective programs to ramp production at the Olds facility.
  Sundial added resources to its cultivation team with a new Director of Cultivation.
  Sundial remains focused on cost containment, driving efficiencies and is fully funded to execute on all planned initiatives.
  Subsequent to quarter end, Sundial's facility in Olds received a Good Agricultural and Collection Practices (GACP) certification, furthering the Company's commitment to cultivation excellence.

SALES AND MARKETING

  Sundial has promoted its Chief Experience Officer to Chief Strategy Officer reporting directly to the CEO. In addition, Sundial continued to add new members to the sales and marketing teams, including a Vice President of Marketing and increased the Company's commercial coverage across key markets.
  Sundial continues to focus on the development of inhalable formats through new and unique strains, differentiated product formats and improved efficiencies in manufacturing methods.

COVID-19 UPDATE

The Company continues to monitor daily developments in the COVID-19 pandemic and actions taken by government authorities. In accordance with the guidance of provincial and federal health officials to limit the risk and transmission of COVID-19, Sundial continues to implement mandatory self-quarantine policies, travel restrictions, enhanced cleaning and sanitation processes and frequency, and social distancing measures. Sundial believes that it can maintain safe operations with these pandemic-related procedures and protocols in place. The Company has not experienced a material impact on its production and processing activities to date related to COVID-19.

NON-IFRS MEASURES

Certain financial measures in this news release, including adjusted EBITDA from continuing operations, and gross margin before fair value adjustments are non-IFRS measures. These terms are not defined by IFRS and, therefore, may not be comparable to similar measures provided by other companies. These non-IFRS financial measures should not be considered in isolation or as an alternative for measures of performance prepared in accordance with IFRS.

ADJUSTED EBITDA
Adjusted EBITDA is a non-IFRS measure which the Company uses to evaluate its operating performance. Adjusted EBITDA provides information to investors, analysts and others to aid in understanding and evaluating the Company's operating results in a similar manner to its management team. Adjusted EBITDA is defined as net income (loss) before finance costs, depreciation and amortization, accretion expense, income tax recovery and excluding change in fair value of biological assets, change in fair value realized through inventory, unrealized foreign exchange gains or losses, unrealized gains or losses on marketable securities, change in fair value of derivative warrants,  share-based compensation expense, asset impairment, gain or loss on disposal of property, plant and equipment and certain one-time non-operating expenses, as determined by management.

	Q1 2021	Q4 2020	% Change	Q1 2020	% Change
Net loss from continuing operations	(134,445)	(64,144)	-110%	(37,949)	-254%
Adjustments
Finance costs	51	4,974	-99%	5,982	-99%
Change in fair value of derivative warrants	129,944	23,464	454%	—	100%
Loss on cancellation of contracts	—	2,471	-100%	—	0%
Depreciation and amortization	1,058	1,297	-18%	657	61%
Change in fair value of biological assets	94	(579)	116%	(6,415)	101%
Change in fair value realized through inventory	50	214	-77%	9,692	-99%
Unrealized foreign exchange (gain) loss	1,905	672	183%	(1,769)	208%
Unrealized gain on marketable securities	(4,881)	—	100%	—	100%
Share-based compensation	3,456	1,501	130%	795	335%
Asset impairment	—	13,532	-100%	5,659	-100%
Loss on disposition of PP&E	117	—	100%	(610)	119%
Cost of sales non-cash component (1)	826	1,632	-49%	780	6%
Inventory obsolescence	1,754	8,275	-79%	7,715	-77%
Restructuring costs	—	280	-100%	2,719	-100%
Transaction costs (2)	3,648	825	342%	1,101	231%
Government subsidies	(2,180)	(47)	-4538%	—	100%
Other expenses	1,930	—	100%	—	100%
Adjusted EBITDA from continuing operations	3,327	(5,633)	159%	(11,643)	129%

(1) Cost of sales non-cash component is comprised of depreciation expense
(2) Transaction costs relate to financing activities

GROSS MARGIN BEFORE FAIR VALUE ADJUSTMENTS
Gross margin before fair value adjustments is a non-IFRS measure which the Company uses to evaluate its operating performance. Gross margin before fair value adjustments is defined as gross margin less the non-cash changes in the fair value adjustments on the sale of inventory and the growth of biological assets. Gross margin before fair value adjustments is comprised of net revenue less cost of sales, inventory obsolescence and impairment.

CONFERENCE CALL

Sundial will host a conference call and webcast at 10:30 a.m. EDT (8:30 a.m. MDT) on Wednesday, May 12, 2021. A current investor presentation will be available on http://sndlgroup.com/investors.

WEBCAST ACCESS
To access the live webcast of the call, please visit the following link:
http://services.choruscall.ca/links/sundialgrowers20210512.html

REPLAY
The webcast archive will be available for three months via the link provided above.
A telephone replay will be available for one month. To access the replay dial:
Canada/USA Toll Free: 1-800-319-6413 or International Toll: +1-604-638-9010
When prompted, enter Replay Access Code: 6605#

ABOUT SUNDIAL GROWERS INC.

Sundial is a public company with Common Shares traded on Nasdaq under the symbol "SNDL".

Our business is reported and analyzed under two operating segments: one being Cannabis and the other being Investments. Our cannabis operations centered in Canada cultivate small-batch cannabis using an individualized "room" approach, with 448,000 square feet of total available space. As a licensed producer that crafts cannabis using state-of-the-art indoor facilities, our 'craft-at-scale' modular growing approach, award-winning genetics and experienced growers set us apart.

Sundial's brand portfolio includes Top Leaf, Sundial Cannabis, Palmetto and Grasslands. Our consumer-packaged goods experience enables us to not just grow quality cannabis, but also to create exceptional consumer and customer experiences.

Our investment operations seek to deploy strategic capital through direct and indirect investments and partnerships throughout the global cannabis industry.

We are proudly Albertan, headquartered in Calgary, AB, with operations in Olds and Rocky View County, Alberta, Canada.

Forward-Looking Information Cautionary Statement
This news release includes statements containing certain "forward-looking information" within the meaning of applicable securities law ("forward-looking statements"), including, but not limited to, statements regarding the Company's cost-cutting initiatives, the cost savings expected to be achieved, operational goals, demand for the Company's products, the Company's ability to achieve profitability, the development of the legal cannabis market, performance of the Company's investments and the maintenance of production levels, including during the COVID-19 pandemic. Forward-looking statements are frequently characterized by words such as "plan", "continue", "expect", "project", "intend", "believe", "anticipate", "estimate", "likely", "outlook", "forecast", "may", "will", "potential", "proposed" and other similar words, or statements that certain events or conditions "may" or "will" occur. These statements are only predictions. Various assumptions were used in drawing the conclusions or making the projections contained in the forward-looking statements throughout this news release. Forward-looking statements are based on the opinions and estimates of management at the date the statements are made and are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. Please see "Item 3D Risk Factors" in the Company's Annual Report on Form 20-F, which was filed with the Securities and Exchange Commission ("SEC") on March 17, 2021, and the risk factors included in our other SEC filings for a discussion of the material risk factors that could cause actual results to differ materially from the forward-looking information. The Company is under no obligation, and expressly disclaims any intention or obligation, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as expressly required by applicable law.

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SOURCE Sundial Growers Inc.

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%CIK: 0001766600

For further information: Sophie Pilon, Corporate Communications, Sundial Growers Inc., O: 1.587.327.2017, E: spilon@sundialgrowers.com

CO: Sundial Growers Inc.

CNW 17:58e 11-MAY-21